Exhibit 99.6

RNS Number: 4860K
Wolseley PLC
13 October 2006

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities and Connected Persons

1 Name of company:

Wolseley plc

2 Name of director:

Andrew J Duff

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

The director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Barclays Nominees Limited

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Share Purchase.

7 Number of shares/amount of stock acquired:

3,013

8 Percentage of issued class:

0.0004%

9 Number of shares/amount of stock disposed:

nil

10 Percentage of issued class:

n/a

11 Class of security:

Ordinary shares of 25 pence each

12 Price per share:

1217.77 pence

13 Date of transaction:

12 October 2006

14 Date Company informed:

13 October 2006

15 Total holding following this notification:

7,006

16 Total percentage holding of issued class following this notification:

0.001%

17 Contact name for queries:

M J White, Group Company Secretary & Counsel

18 Contact telephone number:

0118 929 8700

25 Name of company official responsible for making notification:

M J White

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END